UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2015

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated June 11, 2015

RELEVANT INFORMATION

Bogota. June 11, 2015. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that Moody’s Investors Service (“Moody´s”) reported the following ratings for Grupo Aval and Grupo Aval Ltd. due to the change in its bank rating methodology:

•	Long-term global local and foreign currency issuer: Ba1 Stable Outlook;
•	Short-term global local and foreign currency issuer: Not prime;
•	Backed long-term foreign currency senior debt rating of Grupo Aval Limited: Ba1 Stable Outlook.

According to Moody´s’ press release, these ratings result from changes made to the ratings of Banco de Bogotá S.A., a subsidiary of Grupo Aval.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel